Exhibit 99.1
FLY LEASING CLOSES ACQUISITION OF 49 AIRCRAFT,
GROWING ITS FLEET BY MORE THAN 80 PERCENT
DUBLIN, Ireland, October 17, 2011 — FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern commercial jet aircraft, today announced it completed the acquisition of a $1.4 billion portfolio of 49 aircraft. These 49 aircraft increase FLY’s fleet to a total of 109 aircraft on lease to 53 airlines in 29 countries.
The purchase price was fully funded from FLY’s existing unrestricted cash and the assumption of existing non-recourse debt.
“The acquisition of 49 aircraft is particularly compelling to FLY shareholders for a number of reasons,” said Colm Barrington, CEO of FLY. “First, it will be immediately accretive to earnings per share after transaction costs. FLY purchased this portfolio, which increases fleet size by over 80%, solely with existing cash. Additionally, the acquisition diversifies lessee concentration and adds some of the industry’s top credits to the portfolio. Finally, this transaction highlights the benefit BBAM provides FLY as its servicer and manager. BBAM exclusively sourced and negotiated this transaction outside of an auction process through its deep industry relationships. Now that we have closed this transaction, FLY will continue to explore options to prudently and strategically grow.”
BBAM, FLY’s manager and servicer, sourced the transaction and acted as financial, technical and asset advisor. Clifford Chance US LLP acted as the legal advisor to FLY. Jones Day acted as special counsel to FLY’s board of directors.
About FLY
FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.
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Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com